
02005706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-15826 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manulife Financial Securities LLC

~~ManEquity, Inc.~~

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street East
(No. and Street)

| Toronto | Ontario, CANADA | M4W 1E5 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Reive (416) 926-5305
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/02 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Thomas Reive, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ManEquity, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Thomas Reive, Treasurer

Title

Notary Public

~~Allan John Tonner~~

My Commission is for life

Alan John Tonner

My Commission is for life

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANEQUITY, INC.

Financial Statements and Supplementary Schedules and Report

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

0201-0262792-PH

ManEquity, Inc.

Financial Statements
and Supplementary Schedules and Report

Years ended December 31, 2001 and 2000

## Contents



■ Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

# Report of Independent Auditors

The Board of Directors
ManEquity, Inc.

We have audited the accompanying balance sheets of ManEquity, Inc. at December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ManEquity, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 25, 2002

ManEquity, Inc.

Balance Sheets

| | December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| **Assets** | | | | |
| Cash | $ | **1,228,628** | $ | 2,902,211 |
| Debt securities | | **6,778,245** | | 5,674,026 |
| Receivables: | | | | |
| Concessions | | **1,133,244** | | 6,500,334 |
| Other | | **7,304** | | 13,963 |
| Prepaid expenses and other assets | | **133,140** | | 120,652 |
| Total assets | **$** | **9,280,561** | $ | 15,211,186 |
| **Liabilities and shareholder's equity** | | | | |
| Commissions payable | **$** | **78,303** | $ | 5,245,202 |
| Accrued liabilities | | **31,227** | | 23,665 |
| Due to related party *(Note 3)* | | **76,680** | | 1,361,819 |
| Income taxes payable to affiliate | | **1,048,130** | | 1,659,250 |
| Total liabilities | | **1,234,340** | | 8,289,936 |
| Shareholder's equity: | | | | |
| Noncumulative preferred stock, $100 par value; 100,000 shares authorized, 35,000 shares issued and outstanding *(Note 2)* | | **3,500,000** | | 3,500,000 |
| Common stock, $10 par value; 10,000 shares authorized, 150 shares issued and outstanding | | **1,500** | | 1,500 |
| Capital in excess of par value | | **248,500** | | 248,500 |
| Retained earnings | | **4,296,221** | | 3,171,250 |
| Total shareholder's equity | | **8,046,221** | | 6,921,250 |
| Total liabilities and shareholder's equity | **$** | **9,280,561** | $ | 15,211,186 |

*See accompanying notes.*

ManEquity, Inc.

Statements of Operations

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Revenues: | | |
| Concessions | **$ 71,336,346** | $ 77,413,649 |
| Dividends and interest | **363,684** | 337,128 |
| Other income | **135,296** | 359,715 |
| | **71,835,326** | 78,110,492 |
| Expenses: | | |
| Commissions | **58,100,665** | 62,565,279 |
| Registration and filing fees | **68,380** | 49,536 |
| General and administrative | **9,310,603** | 10,488,750 |
| | **67,479,648** | 73,103,565 |
| Income before income taxes | **4,355,678** | 5,006,927 |
| Income taxes | **1,642,137** | 1,976,808 |
| Net income | **$ 2,713,541** | $ 3,030,119 |

*See accompanying notes.*

ManEquity, Inc.

# Statements of Changes in Shareholder's Equity

| | Preferred Stock | Common Stock | Capital in Excess of Par Value | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 1999 | $ 3,500,000 | $ 1,500 | $ 248,500 | $ 2,893,688 | $ 6,643,688 |
| Net income | – | – | – | 3,030,119 | 3,030,119 |
| Dividends declared | – | – | – | (2,752,557) | (2,752,557) |
| Balance at December 31, 2000 | 3,500,000 | 1,500 | 248,500 | 3,171,250 | 6,921,250 |
| Net income | – | – | – | **2,713,541** | **2,713,541** |
| Dividends declared | – | – | – | **(1,588,570)** | **(1,588,570)** |
| Balance at December 31, 2001 | **$ 3,500,000** | **$ 1,500** | **$ 248,500** | **$ 4,296,221** | **$ 8,046,221** |

*See accompanying notes.*

ManEquity, Inc.

Statements of Cash Flows

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Cash flows from operating activities** | | |
| Net income | **$ 2,713,541** | $ 3,030,119 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | |
| Decrease (increase) in concessions receivable | **5,367,090** | (4,946,575) |
| Unrealized gain on investments | **(130,925)** | (364,810) |
| Amortization of premium on investment | **(2,803)** | 2,796 |
| Decrease (increase) in other receivables | **6,659** | (8,226) |
| (Increase) decrease in prepaid expenses and other assets | **(12,488)** | 4,252 |
| (Decrease) increase in commissions payable | **(5,166,899)** | 4,802,238 |
| Increase (decrease) in accrued liabilities | **7,562** | (3,083) |
| Decrease in due to related party | **(1,285,139)** | (680,345) |
| Decrease in income taxes payable | **(611,120)** | (1,013,407) |
| Purchase of investments | **(1,364,070)** | (393,579) |
| Sale of investments | **393,579** | 176,269 |
| Net cash (used in) provided by operating activities | **(85,013)** | 605,649 |
| **Cash flows from financing activities** | | |
| Dividends paid | **(1,588,570)** | (2,752,557) |
| Net cash used in financing activities | **(1,588,570)** | (2,752,557) |
| Net decrease in cash | **(1,673,583)** | (2,146,908) |
| Cash at beginning of year | **2,902,211** | 5,049,119 |
| Cash at end of year | **$ 1,228,628** | $ 2,902,211 |

*See accompanying notes.*

## 1. Summary of Significant Accounting Policies

### Organization

ManEquity, Inc. (the "Company") is a registered broker/dealer and derives its revenues principally from premium-based charges on the purchase and sale of variable annuities and variable life insurance products issued by Manufacturers Life Insurance Company North America, and The Manufacturers Life Insurance Company of America purchases of Fidelity Advisor Funds for the Manulife Financial 401(k) Plan, and purchases of T. Rowe Price Funds for the Manulife Financial Section 529 College Savings Plan.

The Company is wholly owned by Manulife Holding Corporation (the "Parent"), which in turn is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of America ("ManAmerica"), which is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"), which in turn is a wholly-owned subsidiary of Manulife Financial Corporation, a publicly traded company. Manulife Financial Corporation and its subsidiaries are known collectively as "Manulife Financial."

### Debt Securities

Debt securities consist of a U.S. Treasury note and two FNMA bonds which are classified as trading and are carried at fair value. For the years ended December 31, 2001 and 2000, approximately $130,925 and $364,810, respectively, of unrealized gain on the securities are included in other income.

The following table summarizes the estimated fair value of the Company's investments in debt securities as of December 31, 2001 by contractual maturity:

| | Estimated Fair Value |
|---|---|
| Years to Maturity: | |
| One year or less | $ 835,935 |
| After one to five years | – |
| After five to ten years | 5,942,310 |
| After ten years | – |
| | $ 6,778,245 |

## 1. Summary of Significant Accounting Policies (continued)

### Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a settlement-date basis that approximates recognition on a trade-date basis.

Revenues principally come from premium-based charges on the purchase and sale of variable annuities and variable life insurance products issued by The Manufacturers Life Insurance Company of America, Manufacturers Life Insurance Company North America, purchases of Fidelity Advisor Funds for the Manulife Financial 401(k) Plan, and purchases of T. Rowe Price Funds for the Manulife Financial Section 529 College Savings Plan. Expenses are incurred from the sale of variable annuities and variable life insurance products for payment of commissions to third-party sales representatives.

### Income Taxes

The Company joins its Parent in filing a consolidated federal income tax return. Income tax expense is allocated among the consolidated group in accordance with a tax-sharing agreement. The Company files its own state income tax returns. Federal income tax-related amounts represent amounts payable to or receivable from the Parent in connection with the consolidated tax return.

### Statement of Cash Flows

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, other than money market funds, with a maturity of three months or less at date of purchase to be cash equivalents.

### Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

## 2. Preferred Stock

Preferred stock has preference over common stock upon liquidation of the Company, and dividends on the preferred stock are noncumulative. The annual dividend declared and paid for the year ended 2001 was $1,588,570 or $45.39 per share.

## 3. Related Party Transactions

Manulife Financial pays all compensation costs and certain other expenses as mutually agreed upon and is reimbursed by the Company. Reimbursed amounts included in general and administrative expenses total approximately $9,125,000 and $10,366,000 for the years ended December 31, 2001 and 2000, respectively. The Company has accounts payable to Manulife Financial of approximately $76,680 and $1,361,819 at December 31, 2001 and 2000, respectively.

## 4. Regulatory Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in any securities transaction at a time when (a) its "net capital" is less than $25,000 or (b) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2001 and 2000, the Company's net capital and required net capital were $7,064,962 and $5,883,009, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 at December 31, 2001.

## 5. Commitments and Contingencies

The Company is a defendant in various lawsuits incidental to its securities business. Management of the Company believes that the resolution of these lawsuits will not result in any material adverse impact on the financial position of the Company.

## 6. Subsequent Event

Effective January 1, 2002, the Company, which operated as a broker-dealer, was merged with and into Manulife Financial Securities LLC, a newly created affiliated shell company. Manulife Financial Securities LLC will undertake all of the operations of the Company.

# Supplementary Schedules

# COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 8,046,221 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 8,046,221 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 8,046,221 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | 1,143,848 [3540] | |
| | B. Secured demand note deficiency | | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | [3600] | |
| | D. Other deductions and/or charges | | [3610] | -1,143,848 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | Tax on Non-Allowable [3630A] | 400,347 [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | 400,347 [3630] |
| 8. | Net capital before haircuts on securities positions | | | 7,302,720 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | [3660] | |
| | B. Subordinated securities borrowings | | [3670] | |
| | C. Trading and investment securities: | | | |
| | 1. Exempted securities | | [3735] | |
| | 2. Debt securities | | 237,758 [3733] | |
| | 3. Options | | [3730] | |
| | 4. Other securities | | [3734] | |

| | | | |
|---|---|---|---|
| D. Undue Concentration | | [3650] | |
| E. Other (List) | | | |
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | 0 [3736] | -237,758 [3740] |
| 10. Net Capital | | | 7,064,962 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 82,289 [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 25,000 [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 82,289 [3760] |
| 14. | Excess net capital (line 10 less 13) | 6,982,673 [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 6,941,528 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | 1,234,340 [3790] |
| 17. Add: | | | |
| A. Drafts for immediate credit | | [3800] | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | |
| C. Other unrecorded amounts(List) | | | |
| | [3820A] | [3820B] | |
| | [3820C] | [3820D] | |
| | [3820E] | [3820F] | |
| | | 0 [3820] | 0 [3830] |
| 19. Total aggregate indebtedness | | | 1,234,340 [3840] |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | % | 17 [3850] |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | % | 0 [3860] |

ManEquity, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computations included in the Company's corresponding unaudited Part II of Form X-17A-5 filing as of December 31, 2001.

| | |
|---|---|
| Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission | Schedule I |
| Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1] | N/A |
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1] | N/A |
| Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts[1] | N/A |

[1] The Company meets the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and therefore is not required to file this schedule.

# Supplementary Report



■ Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

# Report of Independent Auditors on Internal Control

The Board of Directors
ManEquity, Inc.

In planning and performing our audit of the financial statements of ManEquity, Inc. (the "Company") for the year ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 25, 2002